EX99.5
CERTIFICATE OF QUALIFIED PERSON
I, Nathan Eugene Gerard Bourgeault, M.Eng, P.Eng., PMP, as an author of this report entitled “Island Gold District 2026 Expansion Study NI 43-101 Technical Report, Dubreuilville, Ontario, Canada” prepared for Alamos Gold Inc. (“Alamos”) and with an effective date of February 3rd, 2026, do hereby certify that:
1I am a licensed Mining Engineer employed for Alamos Gold Inc. as Manager, Technical Services of the Island Gold District, located at Goudreau Road, Dubreuilville, Ontario;
2I received a Bachelor of Engineering in Mining Engineering from Laurentian University (Ontario, Canada) in 2007 and a Master of Engineering with a specialization in Natural Resources Engineering from Laurentian University (Ontario, Canada) in 2014;
3I am a registered member of the Professional Engineers of Ontario (PEO licence no 100149936). I have worked as an Engineer for more than 18 years since my graduation. I have worked mainly in project development and operations in the mining industry for different companies with increasing levels of responsibilities;
4I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43‑101;
5I have worked at the Island Gold District since December, 2017;
6I am the author of Sections 18 and 21, and, and co-author of Sections 1, 15, 16, 25, 26, and 27 of the NI 43‑101 report entitled “Island Gold District 2026 Expansion Study NI 43-101 Technical Report, Dubreuilville, Ontario, Canada" with an effective date of February 3rd, 2026;
7I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
8I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
9I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
10I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 20th day of March 2026
(Signed & Sealed) “Nathan Eugene Gerard Bourgeault”
(Original signed & sealed)
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Nathan Eugene Gerard Bourgeault, P.Eng. (PEO no 100149936)